

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

<u>Via E-Mail</u>
Richard Palmer
Chief Financial Officer
Global Clean Energy Holdings, Inc.
100 West Broadway, Suite 650
Long Beach, California 90802

> **Re:** **Global Clean Energy Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed November 7, 2013**
> **Form 8-K furnished May 30, 2013**
> **File No. 000-12627**

Dear Mr. Palmer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings (unless otherwise indicated as in comment 13) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>Critical Accounting Policies, page 27</u>

1. We note that your Critical Accounting Policies section of MD&A includes a discussion of your accounting for plantation development costs and deferred growing costs. In light of the significant balance of property, plant and equipment and deferred growing costs at December 31, 2012, and the significant net losses generated in 2012 and 2011, we

believe that you should consider revising this section to include a discussion of your policy and methods for performing impairment analysis' on these assets. Your discussion should include:

- o Types of assumptions underlying the most significant and subjective estimates;
- Sensitivity of those estimates to deviations of actual results from management's assumptions; and
- Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72). We also believe you should consider including revenue recognition as a critical accounting policy. Please revise accordingly.

Liquidity and Capital Resources, page 29

2. Please revise to disclose an estimate of your expected capital expenditures for the fiscal year ended December 31, 2013.

Notes to the Financial Statements

Note 1. History and Basis of Presentation, page F-8
Principles of Consolidation, page F-8

3. We note your disclosure that you consider yourself to be the primary beneficiary of GCE Mexico, and its Mexican subsidiaries, and accordingly have consolidated these entities since their formation beginning in April 2008, with the equity interest of the unaffiliated investors in GCE Mexico presented as noncontrolling interests. Please explain to us and revise to disclose how you determined that you are the primary beneficiary of GCE Mexico. As part of your response and your revised disclosure, please explain in detail why you believe you are the primary beneficiary of this entity when the preferred members are required to make additional capital contributions as requested by GCE Mexico's management and as required to fund operations, when the Company, as a common membership holder is not required to do so. Additionally, please also explain why you believe you are the primary beneficiary when the preferred investor is entitled to earn a preferential return of 12% per annum cumulative compounded return on the cumulative balance of the preferred membership interest and is required to share in 99% of the losses while the Company is only allocated 1% of GCE Mexico's losses. We may have further comment upon review of your response.

4. In addition, assuming a satisfactory response to the above comment, please also revise the notes to your financial statements to include the disclosures required by ASC 810-10-50-12 through 14.

Richard Palmer
Global Clean Energy Holdings, Inc.
December 23, 2013
Page 3

Accounting for Agricultural Operations, page F-8

5. We note your disclosure that the direct costs associated with each farm and the production of the Jatropha revenue streams have been deferred and accumulated as a noncurrent asset, "deferred growing costs," on the balance sheet. Please provide us more details about the nature of these costs that have been capitalized on the balance sheet. Also, please tell us, and revise to disclose, your accounting policy for amortizing these costs to expense.

Revenue Recognition, page F-10

6. We note the disclosure indicating that the Company receives agricultural subsidies from the Mexican government and recognizes the payments received as revenue when received. Please tell us and explain in the notes to your financial statements the nature and terms of the subsidies that are received from the Mexican government. As part of your response and your revised disclosure, you should also explain why you believe it is appropriate to recognize the amounts received as revenue rather than as a reduction of expenses or as an offset to deferred growing costs or plantation development costs.

Note 4. Investment Held for Sale, page F-15

7. We note your disclosure in Note 4 that you are in the process of selling the land related to TAL and have presented the net assets of the investment as "Investments Held for Sale" at December 31, 2011 and 2012. We also note from your subsequent filings on Form 10-Q that you sold this investment in May 2013 and recognized a loss of $179,406. Please tell us if the assets related to this investment were carried at the lower of carrying amount or fair value less cost to sell as of December 31, 2012 in accordance with ASC 360-10-35-43. If not, please explain why. If they were valued at fair value less costs to sell, we would expect that the fair value measurement would be included in the disclosure in Note 11. Please advise or revise as appropriate.

Note 7. Debt, page F-16 Settlement of Liabilities, page F-18

8. We note your disclosure that in 2012 and 2011 you settled certain liabilities previously carried on the consolidated balance sheet, which resulted in significant gains recognized on the statements of operations. We also note your disclosure that these gains were primarily from the settlement or expiration of historic liabilities primarily incurred by prior management in connection with the discontinued pharmaceutical operations. In light of the fact that it is not apparent from the balance sheet where these liabilities were recorded prior to extinguishment, please tell us the line item(s) in which these liabilities that were settled were previously presented. In addition, please explain in further detail why you believe it was appropriate to remove these liabilities from your financial statements during 2011 and 2012 and recognize gains on settlement or extinguishment.

Note 9. Stock Options and Warrants, page F-19

9. We note your disclosure of the weighted-average assumptions used for options granted and compensation-based warrants issued during the year ended December 31, 2012. Please revise to include disclosure of these assumptions for each year in which an income statement is presented if options or compensation-based warrants were granted. See guidance in ASC 718-10-50-2(f).

Form 10-Q for the Quarter Ended September 30, 2013

Statements of Operations

10. We note that you have presented the loss on sale of investment held for sale below operating loss on the statements of operations. Please revise to present this loss as a component of operating loss in accordance with ASC 360-10-45-5 or explain why you do not believe this is required. Also, please revise to present the portion of the loss from the sale of the investment separately from the gain on debt extinguishment, which may be presented as a non-operating item.

Note 1. History and Basis of Presentation
Revenue Recognition

11. We note from your disclosure in MD&A that in 2013 your revenue include Camelina product sales. Please tell us, and revise your disclosure in Note 1, to explain your accounting policy related to recognizing revenue from sales of Camelina products.

Note 5. Intangible Assets

12. We note your disclosure in Note 5 that the intangible assets purchased in the May 2013 acquisition include three patents and the related intellectual property associated with these patents, which have an expected useful life of 17 years. We also note your disclosure that any future costs associated with the maintenance of these patents with indefinite lives will be capitalized and not amortized. Please provide for us, and revise to disclose in the notes to the financial statements, each type of intangible asset acquired in the Sustainable Oils acquisition, and the dollar amount and useful life assigned to each intangible asset. In this regard, we note that your disclosure in the Form 8-K filed on May 30, 2013 discloses that the intangible assets in this acquisition related to proprietary bio-technology, customer contracts, customer relationships and network/location. Also, please explain to us how you determined the appropriate dollar amount and useful life allocated to each intangible asset. If there are any intangible assets that have an indefinite useful life, please explain to us how you determined that these assets should have an indefinite useful life. Refer to the disclosure requirements outlined in ASC 350-30-50.

Form 8-K furnished May 30, 2013

Exhibit 99.1 Audited Financial Statements of Sustainable Oils LLC

13. We note that you have filed the audited financial statements of Sustainable Oils, LLC for the year ended December 31, 2012. Please revise to include a signed accountant's report in accordance with Item 9.01(a)(2) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief